M E M O R A N D U M

Dominion Shareholder Proposal

Request to report on the financial risks to investors posed by climate change, as well as actions to address these risks

Dominion Resources, Inc

Vote “FOR” Item 9
Shareholder Proposal for Climate Risk Report

Shareholders request that within 6 months of the 2015 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing the financial risks to Dominion Resources posed by climate change and resulting impacts on share value, specifically including the impact of more frequent and more intense storms, as well as any actions the Board plans to address these risks.

*Note: this resolution received 24% of the vote at the 2014 shareholder meeting and 22% of the vote at the 2013 shareholder meeting.

Why a “FOR” vote on the Shareholder Proposal:

The economic, business and societal impacts of climate change are of critical and growing importance to investors. The consensus among climate scientists is that without significant reduction of greenhouse gas emissions, climate change will continue to result in more severe and more frequent storms, sea-level rise, drought, and other adverse effects. The latest installment of the Intergovernmental Panel on Climate Change (IPCC) reports, released October 2014, is the strongest and most comprehensive assessment of global warming. This report further reinforced scientific certainty of climate impacts to an unprecedented extent, concluding that global warming is “unequivocal”, humanity’s role in causing it is “clear” and “most of the world's electricity can - and must - be produced from low-carbon sources by 2050.” As cited by the United Nations, inaction would cost "much more" than taking the necessary action. Thus, it is unquestioned that climate change will pose significant risk to Dominion, its employees, its shareholders and customers.

Climate change poses significant risk to Dominion and its shareholders in several ways:

•	Increased and more severe storms, sea-level rise and drought pose significant financial risk for Dominion’s existing and proposed electricity and natural gas operations.

•	Pending regulation presents potential financial risk to companies that emit large amounts of carbon dioxide, methane, and other greenhouse gases, like Dominion.

•	Companies seen as being unable or unwilling to address the problem will likely face public disapproval and significant brand damage.

Vote “FOR” Shareholder Proposal on Climate Risk

Because of these large risks posed by climate change, many companies are conducting internal assessments of business risks and are becoming more transparent about climate change by adding sections in their 10K, Annual Reports, website and other public statements on present and future risks and plans for addressing those risks.

Dominion’s public disclosure of information related to climate change is improving but remains insufficient to allow investors to assess how the company is managing these risks.

I. Addressing climate change is good business

1. Extreme weather, drought, and sea-level rise are expensive, and Dominion is not immune to these costs.

Climate scientists predict that rising levels of atmospheric carbon dioxide will cause an increase in extreme weather events, water shortages, and rising sea levels. The consequences of these impacts are costly in both economic and social terms. In 2011, the US experienced 14 extreme weather events with losses exceeding $1 billion each. In 2012, there were 11 such events resulting in an estimated $110 billion in total damages and 377 fatalities. Superstorm Sandy caused losses projected at more than $65 billion. The three most costly storms in Dominion’s operating history of more than 100 years, Hurricane Isabel, Hurricane Irene and the June 2012 derecho, have occurred in the last decade.

Dominion’s restoration costs amounted to $128 million after Hurricane Isabel in 2003, $59 million after Hurricane Irene in 2011 and $42 million after the June 2012 derecho storm.   With the addition of storms like Superstorm Sandy in October, Dominion’s restoration costs for major storm activity in 2012 totaled $81.6 million throughout the year.

Loss of power for customers also means lost sales for Dominion. Lost electricity sales after Hurricane Isabel, for instance, reduced operating earnings by 4 cents per share.

A significant portion of Dominion’s electric transmission and distribution network is and continues to be planned for coastal areas. Dominion plans to build a large new LNG (liquefied natural gas) export facility in coastal Maryland and a new fracked gas pipeline from West Virginia to North Carolina. All this infrastructure is vulnerable to sea-level rise and increased severe weather. The proposed pipeline includes a spur to coastal Virginia, the 2nd most vulnerable population area to sea-level rise in the U.S. after New Orleans.

Failing to plan for climate change and mitigation of the growing risks associated with it, and to disclose its plans fully and publicly, also carries reputational risks for Dominion.  After the derecho, more than a million customers of Dominion’s regulated Virginia electric utility division lost power, some for as long as a week.  “Freak” storms like the derecho are expected to become more common as climate change progresses.

2. As climate change impacts increase, so will regulation of carbon emitters.

With the increasing recognition of the dangers of greenhouse-gas emissions, regulation presents potential financial risk to companies that emit large amounts of carbon dioxide, methane, and other greenhouse gases. The Environmental Protection Agency’s Clean Power Plan in particular may have significant and unknown impacts on the future of energy development.

Vote “FOR” Shareholder Proposal on Climate Risk

Dominion still emits more carbon dioxide in Virginia than any other business. Its Virginia utility’s Integrated Resource Plan proposes measures that will increase the company’s carbon emissions in that state by 37% over a 15-year period and 49% over a 20-year period—making Dominion a target for regulatory action.

Failure to take strong steps now to reduce Dominion’s carbon emissions over the next 20 years puts the company and its investors at increasing financial risk as regulations promulgate. The steps outlined on Dominion’s Citizenship & Sustainability Report and in Dominion’s Key Issues section of their website are inadequate to protect the company from these increasing financial risks from regulation of greenhouse-gas emissions.

3. Dominion faces an increasingly skeptical public and critical media.

Dominion has had problems with its public image in recent years. Very public battles over new fossil fuel projects like the new LNG (liquefied natural gas) export facility in coastal Maryland and the new fracked gas pipeline from West Virginia to North Carolina have put Dominion in the spotlight, as has a recent General Assembly fight in Virginia over freezing Dominion’s rates.

•	Southern Maryland News: Cove Point LNG project protests, arrests continue: http://www.somdnews.com/article/20141203/NEWS/141209771/1045&source=RSS&template=gazette

•	Fierce Energy: Warning to Investors: Avoid Dominion Cove Point LNG: http://www.fierceenergy.com/story/warning-investors-avoid-dominion-cove-point-lng/2014-09-11

•
Washington Post: A Proposed Pipeline Tests Property Rights in Virginia: http://www.washingtonpost.com/opinions/a-proposed-pipeline-tests-property-rights-in-virginia/2015/02/06/f18b0226-abe1-11e4-9c91-e9d2f9fde644_story.html

•	Associated Press: Critics say Dominion trying to avoid lower rates: http://hosted.ap.org/dynamic/stories/V/VA_XGR_DOMINION_RATE_FREEZE_VAOL-?SITE=VALYD&SECTION=HOME&TEMPLATE=DEFAULT

•	Virginian-Pilot: Dominion's latest deal relies on faulty lines: http://hamptonroads.com/2015/02/dominions-latest-deal-relies-faulty-lines#

Dominion’s reputation problems would be much ameliorated by full disclosure of its climate risk, especially when combined with a realistic plan to reduce those risks.

Vote “FOR” Shareholder Proposal on Climate Risk

II. Dominion has not fully implemented this resolution

Dominion provides inadequate disclosure of its financial risks pertaining to climate change, especially as it relates to the impact of more frequent and more intense storms on share value, and what actions the company intends to take to address these risks. Without improved disclosure, shareholders cannot adequately assess the climate risks of their investment in Dominion.

In their Opposing Statement, Dominion claims that they are providing appropriate disclosures to investors regarding climate change and its associated risks, stating that the preparation of the requested report would be duplicative and an unnecessary waste of company resources.

However, given the increasing risk of more frequent and intense storms, none of the listed documents adequately address these weather-related risks, nor do the documents adequately define the actions the Board intends to take address these risks.

Below are what the Company lists as examples of the implementation of climate risk assessment; these do not provide adequate disclosure or information.

•
Annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC: these documents include both regulatory and weather-related risks, but do not adequately address the risks to Dominion’s current and planned operations of more frequent and more intense storms, nor of the company’s plans to address these risks.

•
Annual Citizenship & Sustainability Report (CSR): while the “Business- Risk Management” section of this report does include discussion of both regulatory and weather-related risks, neither includes mention of climate change, or an acknowledgment that rising global temperatures and pending regulation of carbon emissions mean these risks are growing, how those growing risks might affect shareholders, or what the company’s plans are to address these risks.

IV. Conclusion

While we acknowledge the steps Dominion has taken to include a connection between climate change and weather-related risk in its 10-K and 10-Q filings, and the steps Dominion has taken to acknowledge the pending regulatory risks in these documents, the utility must do more to acknowledge the growing likelihood of weather-related risks, especially more frequent and more intense storms, and to clearly define the actions the Board intends to take to address these risks. These are the steps Dominion needs to take to adequately protect its shareholders from the financial risks associated with climate change.

The economic costs and risks of climate change continue to mount. Cities and states across the country are beginning to recognize the imminent threat of climate change, and are mandating that utilities start to analyze these risks. Utilities have an obligation to consider the local effects of climate change on their operations, and integrate these considerations in to their own planning.

Dominion faces serious financial challenges with regard to climate change risks that are not being addressed.  Financial and reputational risks to Dominion’s shareholders are numerous and severe.  Dominion should be required provide adequate climate risk assessments, including clearly defined actions the Board intends to take to address these risks, by a FOR vote on this shareholder resolution.